1 / 2 FERROVIAL SE ANNOUNCES DIVIDEND PER SHARE AMOUNT Amsterdam, 5 November 2024 – Reference is made to the announcement dated 28 October 2024 announcing the declaration by Ferrovial SE ("Ferrovial", Ticker: "FER") of a second interim scrip dividend of in aggregate EUR 330 million. Ferrovial announces that the dividend per share in the share capital of Ferrovial, with a nominal value of EUR 0.01 each, amounts to EUR 0.4597. As further detailed in the announcement dated 28 October 2024, the distribution will be payable in shares or cash at the election of Ferrovial's shareholders. If no election is made during the relevant election period, an election for a dividend in shares will be deemed to have been made and the dividend will consequently be paid in shares. The following timetable applies for the second scrip dividend: 6 November 2024 : Ex-dividend date on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the Spanish Stock Exchanges) and Euronext Amsterdam, a regulated market of Euronext Amsterdam N.V. 7 November 2024 : Ex-dividend date on Nasdaq’s Global Select Market 7 November 2024 : Dividend record date 8 November 2024 (9:00 am CET) – 22 November 2024 (5:30 pm CET) : Election period in relation to Ferrovial shares held through a custodian as a participant in Euroclear Nederland or Iberclear 8 November 2024 (9:00 am ET) – 22 November 2024 (5:00 pm ET) : Election period in relation to Ferrovial shares held through a custodian as a participant in DTC or a holder of shares in Registered Form 11 December 2024 : Announcement of the number of existing Ferrovial shares entitled to one new Ferrovial share and the number of new Ferrovial shares to be issued From 13 December 2024 : Dividend payment date in cash and delivery of new Ferrovial shares If relevant changes to the timetable are made, they will be announced to the market. Banks and brokers may process the dividend in the default option as agreed upon in their contractual arrangements with Ferrovial shareholders or may set

2 / 2 an earlier deadline for the receipt of election instructions from their clients to those detailed above. Ferrovial shareholders should contact their bank or broker to check their default option and timings. Forward-looking statements This announcement contains forward-looking statements, which include statements with respect to the Company’s interim scrip dividend, including the expected main milestones of the scrip dividend process. Forward-looking statements are typically identified by words or phrases, such as “about,” “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are based on current estimates or expectations of future events and are subject to risks and uncertainties and actual expectations could differ materially from those indicated by these statements. The forward-looking statements included in this announcement are made and based on information available at the time of the release, and the Company assumes no obligation to update any forward-looking statement. The information, opinions, and forward-looking statements contained in this announcement are made and based on information available at the time of the release, speak only as at its date and are subject to change without notice. The Company assumes no obligation to update any forward-looking statement. About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on the Dutch and Spanish Stock Exchanges and on Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.